FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 5, 2018

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL REPORTS ITS CONTROLLING SHAREHOLDER
ANNOUNCED SUBMITTING A BINDING INCLUSIVE CREDITORS
ARRANGEMENT PROPOSAL IN EUROCOM

NETANYA, Israel, February 5, 2018 – Cellcom Israel Ltd. (NYSE: CEL) (the “Company”) reported today that following its previous announcement regarding Discount Investment Corporation Ltd., or DIC, its indirect controlling shareholder's announcement, that DIC submitted a proposal for a creditors arrangement in Eurocom Communications Ltd., or Eurocom, and/or companies in the Eurocom group, DIC announced today it has submitted a binding inclusive creditors arrangement proposal in the Eurocom group, which includes the purchase of certain holdings of Eurocom group in certain subsidiaries as well as an investment in Eurocom itself. The proposal is subject to certain preconditions, including the receipt of Eurocom's creditors approval and the court approval for the proposal by March 4, 2018 and March 14, 2018, respectively. The proposal relating to the investment in Eurocom is also subject to the receipt of all regulatory approvals, including the Ministry of Communications and Ministry of the Prime Minister of Israel's approvals that execution of the proposal will not impair the licenses and authorizations required in connection with Eurocom's control of Bezeq, the Israeli Communications Company Ltd. (and another communications company) as well as the Antitrust Commissioner's approval to execute the investment in Eurocom without burdening conditions, save for the demand to complete the sale of DIC's holdings in the Company. Should the Antitrust Commissioner's approval be conditioned by the sale of DIC's holdings in the Company, the fulfilment of such sale shall be another precondition for the investment in Eurocom. DIC clarified that the Antitrust Commissioner informed DIC that the completion of sale of DIC's holdings in the Company will be required before execution of the creditors arrangement (excluding with regard to the purchase of certain holdings in certain subsidiaries). DIC further clarified that there is no assurance that the proposal will be accepted, approved and executed, due to various factors which are not under DIC's control.

For additional details see our most recent reports on Form 6-K dated January 16 and 30, 2018.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.805 million cellular subscribers (as at September 30, 2017) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communications services in Israel, in addition to data communications services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date: February 5, 2018	By:	/s/ Liat Menahemi Stadler
		Name:	Liat Menahemi Stadler
		Title:	VP Legal and Corporate Secretary